VIA EDGAR
January 11, 2018

Ms. Stephanie L. Sullivan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 2, 2017
Response Dated October 27, 2017
File No. 001-36270

Dear Ms. Sullivan:
This letter includes the responses of Santander Consumer USA Holdings Inc. (the “Company”, “SC” or “Management”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”), Division of Corporation Finance (the “Staff”), regarding its Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and its Form 10-Q for the quarter ended June 30, 2017 (the “Form 10-Q”), which were delivered in a letter dated December 14, 2017. For your convenience, in this letter the text of the Staff’s comments is set forth in bold, italicized text followed by the responses of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Deferrals and Troubled Debt Restructurings, page 66

1.
We note your response to the first bullet of comment 2. Please incorporate this information into your disclosures going forward, as we believe it would be useful for investors to better understand your deferral process and related implications on your delinquency statistics.

Response:

We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information (new language underlined):

“At the time a deferral is granted, all delinquent amounts may be deferred or paid. This may result in the classification of the loan as current and therefore not considered a delinquent account. However, there are instances when a deferral is granted but the loan is not brought completely current such as when the account days past due is greater than the deferment period granted. Such accounts are subsequently aged based on the timely payment of future installments in the same manner as any other account.

Historically, the majority of deferrals are approved for borrowers in the 31-60 and 61-90 past due buckets and these borrowers are typically reported as current after deferral. Further, a customer is limited to one deferral each six months, and if a customer receives two or more deferrals over the life of the loan, the loan will advance to a TDR designation.”

Note 1 - Description of Business, Basis of Presentation, and Significant Accounting Policies and Practices, page 89

Retail Installment Contracts, page 90

2.
We note your response to the second bullet of comment 4 containing the enhanced disclosure you intend to make in future filings regarding the estimates and assumptions used in developing your prepayment estimate. We believe ASC 310-20-50-2 requires that the actual quantitative assumptions be disclosed. Please tell us, and revise future filings to disclose, the quantitative assumptions used in developing the prepayment estimate.

Response:

We intend to enhance disclosure in future filings as set forth below (new language underlined):

“The amortization of discounts, subvention payments from manufacturers, and other origination costs on retail installment contracts held for investment acquired individually, or through a direct lending program, are recognized as adjustments to the yield of the related contract using the effective interest method. The Company estimates future principal prepayments specific to pools of homogenous loans which are based on the vintage, credit quality at origination and term of the loan. Prepayments in our portfolio are sensitive to credit quality, with higher credit quality loans generally experiencing higher voluntary prepayment rates than lower credit quality loans. The impact of defaults is not considered in the prepayment rate; the prepayment rate only considers voluntary prepayments. The resulting prepayment rate specific to each pool is based on historical experience and is used as an input in the calculation of the constant effective yield. Our estimated weighted average prepayment rates range from 6.1% to 10.4% at 12/31/17 and 6.0% to 10.5% at 12/31/16.”

If there were a significant change to our prepayment rate assumption, in accordance with ASC 310-20-50-2, we would disclose the specific element that is driving that change and why that element is impacting the prepayment rate assumption. However, we have not had a significant change in our prepayment rate assumptions in any periods filed in 2017.

Leased Vehicles, net, page 92

3.
We note your response to comment 5 where you discuss how you re-estimate your residual values on a monthly basis, and use the results to adjust depreciation on a lease level basis. We also note per slide 10 of the Form 8-K furnished on October 30, 2017 that the total loss on lease vehicles returned to you and sold at auction increased from $28.3 million during the first nine months of 2016, to $109.8 million during the first nine months of 2017. In light of your process for re-estimating residual values on a monthly basis, please tell us why the level of losses recognized at auction has grown so substantially during 2017. Additionally, please tell us if, and, if so, how, you have incorporated this information into your process for re-estimating residual values.

Response:
First, we respectfully would like to point out that the amounts reported on slide 10 of the Form 8-K furnished on October 30, 2017 are gains and not losses.
Second, the amounts reported in the Form 8-K do not reconcile to our Form 10-Q results as they are not US GAAP financial results and, instead, are focused on comparing the origination residual values with auction sale results. The primary reasons for the differences are: (a) figures in the Form 8-K include gains on the total SC serviced portfolio, as compared to the SC owned portfolio disclosed in the Form 10-Q; (b) in the Form 8-K, gains are calculated as the difference between Automotive Lease Guide “ALG”1 values at origination and net sales proceeds, as compared to the difference between the lease carrying amount at sale date and net sales proceeds as disclosed in the Form 10-Q; and (c) Form 8-K figures only include gains on leased vehicles sold at auction as compared to gains on all liquidations such as auctions, dealer purchases and customer purchases, which form the basis for disclosure in our Form 10-Q.
The Company advises the Staff that we will incorporate further clarification for both of the items listed above, in our future 8-K filings filed with the Commission.
Our accounting gain on liquidation of all owned lease vehicle was net $74 million and $39 million, for the nine months ended September 30, 2017 and 2016 respectively. As disclosed on page 65 of our Form 10-Q for the nine months ended September 30, 2017, our average lease portfolio (Lease Vehicle, net) increased by approximately 20% from $8.6 billion as of September 30, 2016 to $10.2 billion as of September 30, 2017. Our average gain on sale remained materially consistent at approximately $750-$850 per vehicle for the nine months ended September 30, 2017 and 2016 respectively.
We monitor our gains and losses on sale of leased vehicles regularly and our policy on depreciation, including frequent estimation of residual values, has resulted in an asset carrying amount at time of disposition that is typically within a reasonable amount of the net sales proceeds.

1 ALG , Inc. is a third-party company providing Residual Value projections to the automotive industry

4.
We note your response to comment 6 regarding the processes you perform in your impairment assessment for your investment in operating leases on a quarterly basis. In light of the fact that you have identified this policy as a critical accounting estimate, please revise future filings to discuss the specific assumptions you made during the performance of your impairment analysis. Specifically, disclose the fact that you believe residual values would have to experience a greater than 20% decline on a quarterly basis before you would conclude that decreases in residual values would represent an impairment indicator. Furthermore, during periods where no impairment triggers were identified, please disclose that fact.

Response:

As stated in our earlier response, we regularly monitor changes in residual value forecasts at a vehicle model level. While, for internal governance purposes the 20% threshold is a strong indicator for impairment, we may conclude that there is an impairment indicator, even if the model level projected average residual values decrease by less than 20%, in light of other factors. Accordingly, we will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information (new language underlined):

“The Company periodically evaluates its investment in operating leases for impairment if circumstances, such as a ~~general~~ systemic and material decline in used vehicle values occurs. This could include a, decline in residual value of our lease portfolio, for example an event caused by shocks to oil and gas prices that have a pronounced impact on certain models of vehicles; pervasive manufacturer defects; among other events that could systemically affect the value of a particular brand or model of leased asset, which, indicates that an impairment may exist. Impairment is determined to exist if fair value of the leased asset is less than carrying value and it is determined that the net carrying value is not recoverable. The net carrying value of a leased asset is not recoverable if it exceeds the sum of the undiscounted expected future cash flows expected to result from the lease payments and the estimated residual value upon eventual disposition. If our operating lease assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the assets exceeds the fair value as estimated by discounted cash flows.” No impairment was recognized in 2017, 2016, or 2015.

Note 18 - Investment Gains/Losses, page 143

5.
We note your response to the second bullet of comment 9 where you state that the key driver to continued write-downs is the lower of cost or market adjustment recorded for each new originated loan, based on forecasted lifetime loss. Please respond to the following:

a.
In light of the fact that you disclosed on page 51 of your Form 10-K that your personal loan origination volume during 2016 was $199.4 million (down from $887.5 million during 2016), please tell us how during 2016 you could record $429.1 million of lower of cost or market adjustments due to customer default activity during on newly originated loans.

Response:

Through February 2016, the Company’s personal loan portfolio primarily comprised term amortizing loans (“LendingClub”) and revolving loans (“Bluestem”). We completed the sale of substantially all of our LendingClub loans in February 2016. We continued to hold our Bluestem portfolio, which had a carrying value of approximately $1.1 billion as of December 31, 2016.

As disclosed in Item 7, we determined origination volumes for the LendingClub portfolio to be new loans only since this portfolio is comprised of term amortizing term loans. The Bluestem portfolio comprises revolving loans; accordingly, we determined origination volumes by calculating the change in the recorded investment in the portfolio month over month. Declines in the recorded investment during any month were not reported as negative volume or netted against increases from other months.

However, we respectfully acknowledge the Staff's comment and determined that, to provide further transparency, we will enhance the disclosures in future filings, beginning with disclosures included in Item 7 under “Volume” in our Form 10-K for the year ended December 31, 2017. In particular, we will: (a) revise our approach to define personal loan origination volumes, (b) disclose gross (versus net) origination volumes and that we determine origination volumes to include new originations, gross of paydowns and charge-offs, related to customers who took additional advances on existing accounts (including capitalized late fees, interest and other charges), and newly opened accounts. We have included gross (versus net) origination volumes and recorded lower of cost or market adjustments (“LOCOM”), so the staff can better understand the company’s accounting for personal loan portfolio (see below):

	For the Nine months ended September 30, 2017	For the year ended December 31, 2016	For the Nine months ended September 30, 2016	For the year ended December 31, 2015
	(Dollar amounts in thousands)
Origination Volumes as newly defined	948,543	1,555,783	988,646	1,532,309[2]
LOCOM adjustment	237,980[3]	423,616 [4]	266,506	236,396[5]

The LOCOM adjustment recognized during various periods discussed above was applied proportionately over newly opened loans and existing loans. In addition, irrespective of the volume of originations, paydowns and charge offs, at a quarter end we determine the LOCOM adjustment required for the unpaid receivable balance of the period end.

2 Includes $522 million related to LendingClub which was of higher credit quality and required no LOCOM adjustments
3 Excludes $8.5 million related to LOCOM adjustment for certain retail installment contracts classified as held for sale.
4 The total LOCOM adjustments for the year ended December 31, 2016 of $423.6 million, included $429 million in customer default activity, and net favorable adjustments of $14.4 million, primarily related to net changes in the unpaid principal balance on the personal lending portfolio.
5 On September 30, 2015, the Company's personal loan portfolio was transferred to held for sale.

•	Please quantify how much of the $429.1 million lower of cost or market adjustment due to customer default activity recognized during 2016 was for newly originated loans, versus existing loans.

Response:

Refer to response above for revised originations volumes and related LOCOM adjustments.

•
Similarly, in light of the fact that you disclosed on page 58 of the September 30, 2017 Form 10-Q that your personal loan origination volume during the nine months ended September 30, 2017 and 2016 was $5.7 million and $9.3 million, respectively, please tell us how you could record $246.5 million and $266.5 million, respectively, in lower of cost or market adjustments due to customer default activity on newly originated loans.

Response:

Refer to response above for revised originations volumes and related LOCOM adjustments.

•
Explain to us in detail the factors driving your personal loan origination volume during 2016 to be $199.4 million, but only $9.3 million during the nine months ended September 30, 2016 (as disclosed on page 58 of the September 30, 2017 Form 10-Q).

Response:

Refer to response above for revised originations volumes. In addition, the receivable balance related to personal loan portfolio typically increases significantly in the last three months of the year, due to seasonality (such as Thanksgiving and Christmas related shopping). As a reference, the new originations for personal loan portfolio, was a total of $280 million for the months of October and November 2017.

6.	We note your response to the third bullet of comment 9 containing the proposed disclosure you plan to make regarding the most significant unobservable inputs. Please respond to the following:

•
In light of the fact that you disclose that you perform both a market and an income approach to determine fair value, please also disclose how you consider both of these methodologies in arriving at the final fair value estimate. For example, disclose how you weight each of the estimates obtained from the two methodologies and whether you follow a consistent approach each period.

Response:

We engage an independent third party each year to perform fair value analysis of our personal lending portfolio, and we take responsibility for that valuation and the requisite inputs. The valuation technique used in this analysis is a combination of the income approach and market approach with equal weighting to both approaches. However, our current fair value LOCOM adjustment that is recognized in our financial statements is based on the lower of a range of estimates that include the third party valuation and the bids received via the market approach. Our view as to the appropriateness of this estimate is further informed by the probability to sell at recently received third party offers, which we believe to be the most representative market participant view of fair value. This valuation technique has been followed consistently each period.

We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information. See draft disclosures included in bullet 3 below.

•	Clarify for us whether you obtain additional market bids each period for purposes of your market approach.

Response:

We continue to receive interest from market participants, including formal market bids (party “willing to buy at”, rather than non-committal quote), periodically for our personal lending portfolio which is an input to determine fair value LOCOM adjustment.

•	Tell us why you have not disclosed the principal cash flows and net payment rate as part of your significant unobservable inputs.

Response:

We acknowledge that we have not disclosed certain other significant unobservable inputs. We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information.

The draft disclosure to be included in our 2017 Form 10-K is as follows:

Valuation Technique	Unobservable Inputs	Range

Lower of Market or Income Approach	Market Approach Market participant view Income Approach Discount Rate Default Rate Net Principal Payment Rate Loss Severity Rate	70% - 80% 15% - 20% 30% - 40% 50% - 70% 90% - 95%

The comparable inputs to the fair value during 2015 and 2016, including the range for discount rates, credit default assumptions and net principal payment rates, were consistent with the draft disclosure above.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Note 4 - Credit Loss Allowance and Credit Quality, page 19

7.
We note your response to comment 10 regarding the change to the required minimum payment for receivables acquired from unaffiliated third party originators or originated by the Company. Please respond to the following:

•
Please revise and enhance your disclosures going forward to incorporate your statement that the payment following a partial one must be a full payment, or the account will become delinquent at that time.

Response:

We plan to include disclosures in our Form 10-K for the year ended December 31, 2017 as below (new language underlined):

“The servicing practices for retail installment contracts originated after January 1, 2017 changed such that there is an increase in the minimum payment requirements. While this change does impact the measurement of customer delinquencies, we concluded that it does not have a significant impact on the amount or timing of the recognition of credit losses and allowance for loan losses. With respect to receivables originated by the Company prior to January 1, 2017 and through its “Chrysler Capital” channel, the retail installment contract is considered current if the borrower has made all prior payments in full and at least 90% of the payment currently due, and a non-Chrysler Capital retail installment contract is considered current if the borrower has made all prior payments in full and at least 50% of the payment currently due. With respect to receivables originated by the Company or acquired by the Company from an unaffiliated third-party originator on or after January 1, 2017, the required minimum payment is 90% of the scheduled payment, regardless of which channel the receivable was originated through. Payments generally are applied to interest first, then principal, then fees, regardless of a contract's accrual status. The payment following the partial payment must be a full payment, or the account will move into delinquency status at that time.”

•	Please revise and enhance your disclosures in the December 31, 2017 Form 10-K to clarify that this change was driven by a change in servicing practices for loans originated after January 1, 2017.

Response:

Refer above. In addition, we intend to continue to repeat the disclosures included in our Form 10-Q for the six months ended June 30, 2017 and nine months ended September 30, 2017, in our Form 10-K for the year ended December 31, 2017.

•
Please revise your disclosures in the December 31, 2017 Form 10-K to disclose that you reviewed the impact of this change on the amount and timing of loss recognition and concluded that the impact was not significant to the allowance for loan losses.

Response:

Refer above to the response in first bullet.

8.
We note your response to comment 11 related to the disclosure change of your delinquency buckets. In light of the fact that your delinquency bucket disclosures will not clearly align with the calculation of your delinquency ratios, please consider quantifying the amount of loans that are more than 60 days past due in the section where you disclose the delinquency ratios.

Response:

The delinquency ratios are disclosed in our Selected Financial Data disclosures (Item 2 of our Form10-Q filing), where we continue to disclose the amount of loans that are more than 60 days past due and calculate “delinquency ratio” based on 60 days past due. We continued this disclosure into Q3’2017 and will continue to update this disclosure in subsequent filings. We disclosed the following amounts in our Form 10-Q for the quarter ended June 30, 2017:

	Three Months Ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(Dollar amounts in thousands)
End of period delinquent principal over 60 days, loans held for investment	1,292,326	1,151,627	1,292,326	1,151,627

9.	We note your response to comment 12 related to your change in policy for returning loans back to accrual status. Please respond to the following:

•
Tell us why your disclosure did not highlight this as a change from the policies previously disclosed in your December 31, 2016 Form 10-K, or clarify that it was just for new troubled debt restructurings (TDRs) after January 1, 2017.

Response:

The question above refers to a change in policy, but we respectfully would like to refer you to the last paragraph of our response to question 12 in our previous letter to you dated October 27, 2017, where we concluded that this clarification of our policy, is a “change in estimate” in accordance with ASC 250, and should be applied prospectively for TDR’s that are not reasonably assured of collection or which have returned to accrual. Accordingly, this was not highlighted in the “Accounting Policies” section in our Form 10-Q for the quarter ended March 31, 2017 or later.

In addition, the Company enhanced its disclosure in our Form 10-Q for the quarter ended June 30, 2017 (“Q2’2017”), related to these TDR loans which were placed on non-accrual. We disclosed the following in our Footnote 4 of Q2’ 2017, and we will continue to update this disclosure in subsequent filings:

“As of June 30, 2017, the Company had $210,191 of TDR loans which were less that 60 days past due, but for which repayment was not reasonably assured, and were therefore in nonaccrual status.”

We plan to include disclosures in our Form 10K for the year ended December 31, 2017 as follows (new language underlined):

“Interest is accrued when earned in accordance with the terms of the retail installment contract. The accrual of interest is discontinued and reversed once a retail installment contract becomes more than 60 days past due, and is resumed and reinstated if a delinquent account subsequently becomes 60 days or less past due. TDRs are placed on nonaccrual status when the Company believes repayment under the revised terms is not reasonably assured and, at the latest, when the account becomes past due more than 60 days. The Company believes repayment under the revised terms is not reasonably assured for retail installment contract that is already on nonaccrual (i.e. more than 60 days past due) and has received a modification or deferment that qualifies for a TDR event. The TDRs on non-accrual status are considered for return to accrual when a sustained period of repayment performance has been achieved.”

•
Given that the trend of the deterioration in the performance of your TDR portfolio was noted as early as 2016, tell us why you have elected to only apply this policy to new TDRs after January 1, 2017, and not all existing TDRs.

Response:

All loans, including TDRs, historically, and currently, are placed on nonaccrual when they are 60 days past due. To evaluate the recognition of interest income on impaired loans, we perform periodic analyses related to collectability and concluded that beginning in 2017, the probability of interest income being reasonably assured had changed with respect to the performance of certain types of modifications and specifically those related to more recent origination vintages. Since we are no longer certain that the repayment performance supports that the “reasonable assurance” criteria can be met for current modifications, we changed our estimate of interest income recognition for those loans. Our assessment of previous modifications did not change and, therefore, we did not apply the change to those loans. However, if those legacy loans meet certain criteria (i.e. repayment is not reasonably assured) in the future, that would not prevent us from putting them on nonaccrual status.

•	Tell us whether you considered making changes to your TDR programs in light of the increasing deterioration noted in the effectiveness of the modifications.

Response:

We did not change the TDR programs in light of deteriorating performance across certain types of loans. Aside from the requisite accounting measurement, the modification program has an economic benefit to both the borrower and the Company. The Company addressed the deterioration in the performance of certain vintages by changing underwriting standards in late

2016, which had the effect of us originating loans that were not as deep on the subprime credit spectrum or otherwise had stronger loan terms such as a lower loan to value ratio.

•	Revise your disclosures in the December 31, 2017 Form 10-K to clearly state your new policy and the periods for which it is effective.

Response:

Refer above to the response in first bullet.

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Provision for Credit Losses, page 66

10.
We note your response to comment 13 regarding the change in model used for estimating the allowance for loan losses from the vintage loss model to a transition based Markov model. Please respond to the following:

•
You state in response to the second bullet that you noted that the losses forecasted by the Markov model for both non-TDR and TDR portfolios were much more precise, as compared to the legacy models. However, you also state in responses to the third and fourth bullets that you evaluated the impact of the change of the new model for both the first and second quarters of 2017 and the impact was immaterial. Please provide further detail as to how you concluded the losses forecasted by the new model were much more precise than the old model.

Response

Through periodic back-testing, comparing forecasted gross losses with actual gross losses across various snapshot dates, we noted that the forecasted gross losses by the Markov model showed more accurate results than the legacy model, and further that the legacy model back-testing inaccuracy was widening over time. These results necessitated incremental management adjustments to the legacy model results to arrive at an appropriate final allowance in periods prior to Q2’2017.

These management adjustments were no longer required with the implementation of the Markov model, accordingly they were removed, and the impact of the move to the Markov model results was immaterial.

•
You state in response to the third bullet that the net difference in the allowance for credit losses and impairment for your TDR and non-TDR retail installment contracts was immaterial, amounting to only 1.6%. However, please tell us whether you saw more significant changes in each component of the allowance. As part of your response, to the extent the changes in the individual components of the allowance changed significantly, please tell us the factors that you believe drove those differences.

Response

We did not see any significant change in either the non-TDR or TDR allowance with the implementation of the Markov model. The net difference in impairment and allowance for credit losses, for our TDR and non-TDR individually acquired retail installment contacts, as of March 31, 2017 and June 30, 2017, due to change in model methodology (legacy roll rate model “VLM” to Markov transition matrices) was immaterial. TDR impairment results were 0.5% higher using the Markov model and Non-TDR allowance results were 2.7% higher, amounting to an overall immaterial increase of 1.6%.

•
You state in response to the third bullet, you were able to refine your qualitative factors to align with the specificity provided by the Markov calculation, and that impact was not significant to the overall allowance for credit losses. Please explain in more detail how the factors were adjusted and directionally how the qualitative factor changed.

Response
One of the elements included in our qualitative factors relates to management adjustments for model imprecision. As noted earlier, forecasted numbers from the Markov model were more accurate than the legacy model, therefore with the implementation of the Markov model, we were able to refine our qualitative factors by reducing the management adjustments made due to back-testing results (i.e. model imprecision) specific to the legacy model.
The legacy model tended to forecast losses for Non-TDR loans approximately 9% higher than actual back-tested experience and TDR loans approximately 5% lower. In Q1’17, net management adjustments due to the legacy model back-testing results amounted to approximately 7% of the final legacy total allowance; these adjustments were removed with the implementation of the Markov model in Q2’17.

Deferrals and Troubled Debt Restructurings, page 123

11.
We note your response to comment 14 regarding modifications that are not considered to be troubled debt restructurings. Please clarify why you believe this change was driven by consumer practices when the change appears to be driven by a change in your own practices. As part of your response, please tell us whether you were directed to make this change by one of your regulators. Additionally, please enhance your disclosures to better explain this process, including the fact that the any change in APR is made within 7 days of the date the contract is signed.

Response:

We stated in our response that there was no specific change in consumer practices during Q3’16 that drove these deal structure changes. Rather the change was made primarily to give the consumer the benefit of a lower rate due to an improved contracted deal structure compared to the deal structure that was approved during the underwriting process.

We confirm that this change was not driven by any regulatory finding or guidance. The decision to provide the customer with the betterment was based on internal reviews. We noted that a fair percentage of the final structure of the deals submitted to us were slightly different that the originally quoted rate. If the deal structure differed from the originally quoted rate and it was a betterment to the customer, we adjusted the rate accordingly.

We will enhance disclosures included in our Form 10-K for the year ended December 31, 2017 and going forward to incorporate this information (new language underlined):

“Amount comprises of loans modified by the Company to adjust the interest rate quoted in a dealer-arranged financing. Beginning in the third quarter of 2016~~, in conjunction with consumer practices,~~ the Company reassesses the contracted APR when changes in the deal structure are made (e.g. higher down payment, lower vehicle price, etc.). If any of the changes result in a lower APR, the contracted rate is reduced. Substantially all deal structure changes occur within 7 days of the date the contract is signed. These deal structure changes are made primarily to give the consumer the benefit of a lower rate due to an improved contracted deal structure compared to the deal structure that was approved during the underwriting process. These modifications are not considered a TDR event as they do not relate to a concession provided to a customer experiencing financial difficulty.”

*        *        *
We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (214) 540-2072 or by email at gmartindell@santanderconsumerusa.com.

Sincerely,
/s/ Grace Martindell
Name: Grace Martindell
Chief Accounting Officer
Santander Consumer USA Holdings Inc.

cc:    Juan Carlos Alvarez de Soto
Chief Financial Officer
Santander Consumer USA Holdings Inc.

Scott Powell
Chief Executive Officer
Santander Consumer USA Holdings Inc.